UNANIMOUS SHAREHOLDER AGREEMENT

ONE PLANT (RETAIL) CORP.

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TABLE OF CONTENTS
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TABLE OF CONTENTS
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THIS AGREEMENT is dated as of November 22, 2018

B E T W E E N :

ALEAFIA RETAIL INC., a corporation incorporated under the laws of Ontario (“ARI”);

- and -

SPE FINANCE LLC, a limited liability company formed under the laws of the State of Delaware (“SERRUYA”);

- and -

ONE PLANT (RETAIL) CORP., a corporation incorporated under the laws of Ontario (the “Corporation”).

CONTEXT:

A.	The Corporation was incorporated under the Act on November 6, 2018.

B.	The Shareholders together legally and beneficially own all of the issued and outstanding shares of the Corporation.

C.	The Shareholders wish to set out their agreement governing their respective investments in the Corporation.

THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

1.1.1	“Acceptance Notice” is defined in Section 4.2.2.

1.1.2	“Acceptance Period” is defined in Section 4.2.2.

1.1.3	“Accepting Shareholders” is defined in Section 6.5.

1.1.4	“Act” means the Business Corporations Act (Ontario).

1.1.5	“Affiliate” means an affiliate as that term is defined in the Act.

1.1.6	“Agreement” means this agreement, including all Schedules and Exhibits, as it may be amended, confirmed, supplemented or restated by written agreement between the Parties.

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1.1.7	“Arbitration Act” is defined in Section 9.1.

1.1.8	“Arbitration Parties” is defined in Section 9.1.2.

1.1.9	“Arbitrator” is defined in Section 9.1.

1.1.10	“ARI” is defined in the recital of the Parties above.

1.1.11	“Arm’s Length” means arm’s length as that term is interpreted in connection with its use in the ITA.

1.1.12	“Asset Sale Transaction” is defined in Section 6.7.1.

1.1.13	“Auditors” means the accounting firm of Manning Elliott LLP, or any successor accounting firm appointed by the Shareholders.

1.1.14	“Board” means the Corporation’s board of directors.

1.1.15

“Business” means the business of the Corporation, being the ownership and management of retail stores with a focus on selling cannabis and cannabis-related products across Canada and internationally (excluding the United States).

1.1.16	“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada.

1.1.17	“Buyer” is defined in Section 8.1.2.1.

1.1.18	“Chair” is defined in Section 5.1.4.

1.1.19	“Closing Time” is defined in Section 8.1.2.2.

1.1.20	“Co-Sale Notice” is defined in Section 6.4.1.

1.1.21	“Co-Sale Right” is defined in Section 6.4.

1.1.22	“Co-Sale Shares” is defined in Section 6.4.5.

1.1.23	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

1.1.24	“Compelled Shareholders” is defined in Section 6.5.

1.1.25	“Compelled Shares” is defined in Section 6.5.

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1.1.26

“Confidential Information” means any information relating to the Corporation or the Business that is of a confidential or proprietary nature, including information relating to the assets, business plans, customers, employees, equipment, financial statements and financial performance, intellectual property, inventory, market strategies, operations, pricing, products, suppliers, and trade secrets of any such Persons, their Affiliates or their businesses, whether communicated in written form, orally, visually, demonstratively, technically or by any other electronic form or other media, or committed to memory, and whether or not designated, marked, labelled or identified as confidential or proprietary, including:

1.1.26.1	Personal Information; and

1.1.26.2

all analyses, compilations, records, data, reports, correspondence, memoranda, specifications, materials, applications, technical data, studies, derivative works, reproductions, copies, extracts, summaries or other documents containing or based upon, in whole or in part, any of the information listed above in this Section 1.1.26, but excluding information, other than Personal Information, which a Party can demonstrate:

1.1.26.3	is generally available to or known by the public other than as a result of improper disclosure by a Party or any of its Representatives; or

1.1.26.4

is or was obtained by that Party from a source other than the Corporation or any of its Representatives, any other Party or any of its Representatives, or anyone known to the recipient of such information at the date of inquiry to be bound by a duty of confidentiality to the Corporation or any Party.

1.1.27

“Control” means, with respect to any corporate entity, the ownership at the relevant time of securities carrying more than 50% of the exercisable voting rights attached to all outstanding securities of that entity, other than by way of security only, if the votes carried by those securities are sufficient to elect a majority of that entity’s board of directors or otherwise provide for effective control of that entity, and “Controlled by” and similar words have corresponding meanings.

1.1.28	“Corporation” is defined in the recital of the Parties above.

1.1.29	“CPOA” is defined in Section 8.8.2.

1.1.30	“Delinquent Holder” is defined in Section 6.6.3.

1.1.31	“Dispute” is defined in Section 9.1.

1.1.32	“Drag-Along Offer” is defined in Section 6.6.1.1.

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1.1.33	“Effective Date” means the date first written above.

1.1.34	“Electing Shareholder” is defined in Section 6.3.2.

1.1.35	“Exercise Notice” is defined in Section 6.8.3.3.

1.1.36	“Exercise Period” is defined in Section 6.8.3.2.

1.1.37	“Fair Value” is defined in Section 7.1.

1.1.38

“Governmental Body” means any governmental or quasi-governmental body, including any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality, court, tribunal, commission, individual, arbitrator, arbitration panel or other body or other entity, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, having or exercising legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions, and includes any stock or other securities exchange or professional association.

1.1.39	“Indemnified Person” is defined in Section 5.9.2.

1.1.40	“Initial Business Plan” means the business plan developed for the Corporation.

1.1.41	“ITA” means the Income Tax Act (Canada).

1.1.42	“Master Joint Venture Agreement” means the Master Joint Venture Agreement made as of November 22 , 2018 among ARI, Serruya and Aleafia Health Inc.

1.1.43	“New Shares” is defined in Section 4.2.

1.1.44	“New Shares Notice” is defined in Section 4.2.1.

1.1.45	“Offer” is defined in Section 6.3.

1.1.46	“Offer Acceptance Period” is defined in Section 6.3.2.

1.1.47	“Offered Shares” is defined in Section 6.3.

1.1.48	“Offeror” is defined in Section 6.3.

1.1.49	“Participating Shareholder” is defined in Section 4.2.2.

1.1.50

“Participation Agreement” means an agreement substantially in the form attached as Exhibit 1.1.50, modified as necessary to account for the legal nature of the third party who is to sign it, and otherwise modified upon the recommendation of counsel to the Corporation.

1.1.51	“Party” means a party to this Agreement.

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1.1.52	“Permitted Transferee” means, in relation to a Transferor any corporate entity which is Controlled by the Transferor.

1.1.53

“Person” means any individual, sole proprietorship, general partnership, limited partnership unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

1.1.54	“Personal Information” means information relating to identifiable individuals.

1.1.55	“Proposed Transferee” is defined in Section 6.3.

1.1.56	“Purchase Option” is defined in Section 6.8.3.

1.1.57	“Purchase Price” is defined in Section 8.1.2.3.

1.1.58	“Purchased Shares” is defined in Section 8.1.2.4.

1.1.59	“Remaining Shareholders” is defined in Section 6.3.

1.1.60	“Remaining Shares” is defined in Section 6.3.4.

1.1.61

“Representatives” means the Affiliates of a Party, and the advisors, agents, consultants, directors, officers, management, employees, subcontractors, and other representatives, including accountants, auditors, financial advisors, lenders and lawyers, of a Party and of that Party’s Affiliates.

1.1.62	“Residual Shareholders” is defined in Section 4.2.3.

1.1.63	“Residual Shares” is defined in Section 4.2.3.

1.1.64	“Sale Notice” is defined in Section 6.3.1.

1.1.65	“Sale Transaction” is defined in Section 8.1.2.5.

1.1.66	“Second Round Offerees” is defined in Section 6.3.4.

1.1.67	“Seller” is defined in Section 8.1.2.6.

1.1.68	“Seller Group” is defined in Section 8.1.2.7.

1.1.69	“Serruya” is defined in the recital of the Parties above.

1.1.70	“Shareholder” means a Party holding Shares.

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1.1.71	“Shareholder Debt” means all present and future indebtedness owing by the Corporation to the Shareholders.

1.1.72	“Shares” means the shares, of any class, of the Corporation issued and outstanding at the relevant time.

1.1.73	“Subsidiary” means a subsidiary of the Corporation, as interpreted for the purposes of the Act.

1.1.74

“Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Body.

1.1.75	“Territory” means the world (except the United States).

1.1.76

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, and for greater certainty includes the granting of a security interest, and (ii) any agreement, undertaking or commitment to effect any of the foregoing. For greater certainty, a change of direct or indirect Control of either ARI or Serruya is not a Transfer for purposes of this Agreement.

1.1.77	“Transferor” is defined in Section 6.2.1.

1.1.78	“Trigger Notice” is defined in Section 6.8.3.1.

1.1.79	“Triggered Shareholder” is defined in Section 6.8.1.

1.1.80	“Triggered Shares” is defined in Section 6.8.3.

1.1.81	“Triggering Event” is defined in Section 6.8.1.

1.1.82	“Voting Nominee” is defined in Section 6.7.1.

1.2	Certain Rules of Interpretation

1.2.1

In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

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1.2.2

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.2.3

References in this Agreement to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise specified.

1.2.4

Unless otherwise specified in this Agreement, time periods within which or following which any calculation or payment is to be made, or action is to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

1.2.5

Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.3	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that province.

1.4	Entire Agreement

This Agreement, together with, if applicable, the Participation Agreements, the Master Joint Venture Agreement, and any other agreements and documents to be delivered under this Agreement or the Master Joint Venture Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties, express or implied, in connection with the subject matter of this Agreement except as specifically set out in this Agreement or, if applicable, in the Participation Agreements, the Master Joint Venture Agreement, or in any other agreements and documents delivered under this Agreement or the Master Joint Venture Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or, if applicable, in the Participation Agreements, the Master Joint Venture Agreement, or in any other agreements and documents delivered under this Agreement or the Master Joint Venture Agreement.

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1.5	Business Day

Whenever any calculation or payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, the calculation or payment is to be made or action is to be taken on the next Business Day.

1.6	Payment and Currency

Any money to be advanced, paid or tendered by one Party to another under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to Canadian currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency.

1.7	Schedules and Exhibits

The following is a list of schedules and exhibits:

Exhibit	Subject Matter

Exhibit 1.1.50	Participation Agreement

ARTICLE 2
SCOPE AND EFFECTIVENESS

2.1	Shareholders to Facilitate Transfers

Each of the Shareholders will give and execute all necessary consents and approvals to a Transfer of Shares which is permitted under this Agreement as soon as the relevant provisions of this Agreement relating to that Transfer have been complied with.

2.2	Compliance—Shareholders

Each of the Shareholders:

2.2.1

will vote and act as a shareholder and in all other respects make its best efforts and take all steps as may reasonably be within its power to cause the Corporation to comply with and act in a manner contemplated by this Agreement, and to implement to their full extent the provisions of this Agreement; and

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2.2.2	to the maximum extent permitted by applicable law, will cause its nominee(s) as directors of the Corporation to act accordingly.

If any director who is a nominee of a Shareholder for any reason refuses to exercise that director’s discretion in accordance with the terms of this Agreement in relation to any matter or action expressly contemplated by this Agreement, to the maximum extent permitted by applicable law, that Shareholder will make its best efforts and take all steps as may reasonably be within its power to remove that director and nominate another in that director’s place, and the other Parties will take all necessary steps to assist with that action.

2.3	Corporation to be Bound

The Corporation will carry out and be bound by the provisions of this Agreement to the maximum extent permitted by applicable law, but despite anything contained in this Agreement, the Corporation will conduct the Business in compliance with all applicable law. With respect to any matters that relate to a Subsidiary, the Corporation will vote and act as a shareholder and in all other respects make its best efforts and take all steps as may reasonably be within its power to cause the Subsidiary to comply with and act in a manner contemplated by this Agreement, and to implement to their full extent the provisions of this Agreement.

2.4	This Agreement to Prevail

In case of any inconsistency between the provisions of Article 5 of this Agreement and the Corporation’s articles or by-laws, this Agreement will prevail, subject always to compliance with the Act, and the Parties will take all steps as may be required or desirable to conform the conflicting or inconsistent provisions of the articles or by-laws of the Corporation to this Agreement.

2.5	Participation Agreement

Despite any other provision in this Agreement, the Corporation will not issue shares to any Person who has not already executed and delivered this Agreement unless, and no Transfer of Shares to any Person who has not already executed and delivered this Agreement will be effective until, in each case, that Person executes and delivers to the Corporation a Participation Agreement, and any other documentation in form and substance as legal counsel to the Corporation may reasonably require.

2.6	Copies of Agreement

An original copy of the executed Agreement, and of each executed Participation Agreement, will be maintained at the head office of the Corporation, and held by the Corporation for the benefit of all Parties, and the Parties will be entitled to have access to them, and to copy them by electronic means, upon reasonable written request to the Corporation.

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2.7	Application of Agreement

This Agreement will apply, with the necessary changes, to:

2.7.1	any shares of the Corporation resulting from the conversion, exchange, reclassification, redesignation, subdivision, consolidation or other change of Shares; and

2.7.2

any shares of the Corporation, or any successor or other body corporate, which may be received by the holders of Shares on an amalgamation, continuance, merger, consolidation, plan of arrangement or other reorganization (statutory or otherwise) of or involving the Corporation.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Corporate Shareholders

Each of ARI and Serruya severally represents and warrants in favour of all other Parties as follows:

3.1.1

it is a corporation duly incorporated or amalgamated or continued, and existing, under the laws of the jurisdiction of its incorporation, amalgamation or continuance, and has all necessary corporate power and capacity to enter into and perform its obligations under this Agreement;

3.1.2	it has taken all necessary corporate action to authorize the execution and delivery by it of, and the performance of its obligations under, this Agreement;

3.1.3

it has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws generally affecting the enforcement of creditors’ rights, and to the fact that equitable remedies, such as specific performance and injunction, are discretionary remedies;

3.1.4

no authorization, consent, permit or approval of, exemption or other action by, filing with, or notice to, any Governmental Body is required in connection with the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement other than the approval of the TSX Venture Exchange in the case of ARI;

3.1.5	the execution and delivery by it of this Agreement, and the performance of its obligations under this Agreement, do not and will not breach or result in a default under:

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3.1.5.1	any of its constating documents;

3.1.5.2	any law, statute or regulation to which it is subject; or

3.1.5.3	any contract or covenant by which it is bound;

3.1.6	it is not a non-resident of Canada within the meaning of the ITA;

3.1.7	it has good and marketable title to the Shares owned by it free and clear of all encumbrances and rights of other Persons; and

3.1.8

no Person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase of any of the Shares owned by it, other than as provided for in this Agreement.

3.2	Representations and Warranties of the Corporation

The Corporation represents and warrants in favour of all other Parties as follows:

3.2.1

it is a corporation duly incorporated and existing, under the laws of the jurisdiction of its incorporation, amalgamation or continuance, and has all necessary corporate power and capacity to enter into and perform its obligations under this Agreement;

3.2.2	it has taken all necessary corporate action to authorize the execution and delivery by it of, and the performance of its obligations under, this Agreement;

3.2.3

it has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws generally affecting the enforcement of creditors’ rights, and to the fact that equitable remedies, such as specific performance and injunction, are discretionary remedies;

3.2.4

no authorization, consent, permit or approval of, exemption or other action by, filing with, or notice to, any Governmental Body is required in connection with the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement;

3.2.5	the execution and delivery by it of this Agreement, and the performance of its obligations under this Agreement, do not and will not breach or result in a default under:

3.2.5.1	any of its constating documents;

3.2.5.2	any law, statute or regulation to which it is subject; or

3.2.5.3	any contract or covenant by which it is bound;

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3.2.6	the authorized capital of the Corporation consists of 100 common shares, of which only the Shares listed in Section 4.1 are issued and outstanding; and

3.2.7

no Person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase of any unissued shares in the capital of the Corporation.

3.3	Representations and Warranties Continuously Given

All representations and warranties of the Parties contained in this Agreement are deemed to be continuously given during the term of this Agreement, with the exception that the Corporation’s representations and warranties in Section 3.2.6 and Section 3.2.7 are given only as at the Effective Date.

ARTICLE 4
FINANCIAL PARTICIPATION IN THE CORPORATION

4.1	Equity Investment

As at the Effective Date, the respective investments of the Shareholders in the Corporation are as follows:

Name	Number and class of Shares
ARI	99 Common Shares
Serruya	901 Common Shares

4.2	Pre-Emptive Rights

Each Shareholder is entitled to purchase any new shares that the Corporation proposes to issue (the “New Shares”) in accordance with the following procedure:

4.2.1

New Shares Notice. The Corporation must give notice in writing to all of the Shareholders advising them of the number and class of New Shares proposed to be issued, and the price, terms and conditions of the New Shares (the “New Shares Notice”).

4.2.2

Acceptance Notice. Each Shareholder will have seven Business Days after receipt of the New Shares Notice (the “Acceptance Period”) within which to give the Corporation written notice of its intention to purchase New Shares on the terms and conditions set out in the New Shares Notice (the “Acceptance Notice”). If any Shareholder fails to deliver an Acceptance Notice as provided in this Section 4.2.2, it will be deemed to have declined the right to purchase New Shares. A Shareholder delivering an Acceptance Notice (a “Participating Shareholder”) will specify in the Acceptance Notice the maximum number of New Shares that it wishes to purchase, which may be more or less than its pro rata portion.

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4.2.3

Allocation of Shares. Each Participating Shareholder will initially be allocated its pro rata portion of the New Shares (calculated on the number of Shares held as of the date of the New Shares Notice by the Participating Shareholders as between themselves) or any lesser amount specified in its Acceptance Notice. After that initial allocation, if any of the New Shares remain unallocated (the “Residual Shares”) and there are Participating Shareholders with unsatisfied claims (the “Residual Shareholders”), the Residual Shares will be allocated among the Residual Shareholders as follows:

4.2.3.1	as may be agreed by the Residual Shareholders; or

4.2.3.2

failing an agreement, each of the Residual Shareholders will be allocated its pro rata portion of the Residual Shares (calculated on the number of Shares held as of the date of the New Shares Notice by the Residual Shareholders as between themselves), in successive rounds, if necessary, to fully divide those Residual Shares among them, provided that no Residual Shareholder will be required to purchase more than the maximum number of New Shares specified in its Acceptance Notice.

4.2.4

Closing Date. The transaction of purchase and sale contemplated by the New Shares Notice will be completed by each Participating Shareholder no later than five Business Days after the expiry of the Acceptance Period.

4.2.5

Remaining Residual Shares. Any New Shares that are not allocated to Participating Shareholders may be sold by the Corporation, on the terms and conditions offered to the Shareholders, to any Person willing to buy them, provided that the sale is completed no later than 60 Business Days after the expiry of the Acceptance Period, after which the Corporation must again comply with this Section 4.2 if it wishes to issue new shares.

4.2.6	Pre-Emptive Rights Do Not Apply. The pre-emptive rights described in this Section 4.2 do not apply to any issue by the Corporation of shares:

4.2.6.1	as a stock dividend to any Shareholder;

4.2.6.2	under an option or other right granted under any employee stock option plan instituted by the Corporation; or

4.2.6.3	upon the exercise of any conversion right granted to a Shareholder.

4.2.6.4	in connection with a corporate reorganization; and

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4.2.6.5	in consideration of the acquisition of a business or a part of a business from a Person acting at Arm’s Length with the Corporation and each of the Shareholders.

4.2.7

Right of First Refusal. Notwithstanding anything herein contained, ARI shall have a right of first refusal to increase its ownership in the Corporation up to 49% subject to governing laws and regulations and only to the extent allowed.

4.3	Additional Subscriptions

Each Shareholder agrees to subscribe and pay for its pro rata portion of any additional shares that the Corporation proposes to issue (calculated on the number of Shares then held by the Shareholders) if the Board determines that additional funds for the Corporation should be obtained by issuing shares of the Corporation.

4.4	Source of Funds

It is the intention of the Parties that, subject to Section 4.3, any further funds required by the Corporation at any time will be obtained, to the extent possible, by borrowing from a Canadian chartered bank or other Arm’s Length financial institution, by way of a operating line of credit without guarantee from the Shareholders. To the extent that a guarantee of that borrowing may be required by a lender, that guarantee will be given by each Shareholder on a pro rata basis calculated on the number of Shares held by the Shareholders.

4.5	Debt Participation

4.5.1

If the Board determines not to issue additional shares as contemplated by Section 4.3, and the Corporation is unable to obtain funds when required in the manner provided in Section 4.4, the Shareholders agree to advance to the Corporation, on a pro rata basis calculated on the number of Shares held by the Shareholders, upon the written demand by the Corporation under Section 4.4, sufficient funds to enable the Corporation to raise the funds required by the Corporation, and those advances will form part of Shareholder Debt.

4.5.2

In consideration of the advance of Shareholder Debt under Section 4.5.1, the Corporation will issue to each Shareholder a promissory note in a principal amount equal to the funds advanced to the Corporation by that Shareholder bearing interest at a rate per annum equal to the prime rate then being charged by the Corporation’s bank on commercial loans made by it in Canada, compounded semi-annually, not in advance. Any repayment of Shareholder Debt will be made to the Shareholders on a pro rata basis calculated on the principal amount of Shareholder Debt then owing to the Shareholders. The Corporation is not required to grant any security to secure Shareholder Debt, but if it does so, all Shareholders will rank pari passu with respect to that security.

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ARTICLE 5
MANAGEMENT OF THE CORPORATION

5.1	Board of Directors

5.1.1	The Board will initially consist of three (3) directors.

5.1.2

Serruya will be entitled to have two (2) nominees elected or appointed to the Board and ARI will be entitled to have one (1) nominee elected or appointed to the Board, in each case as long as that Person holds Shares, provided that a Party’s entitlement under this Section 5.1.2 is suspended whenever that Party is in breach of this Agreement. Each nominee must be qualified under the Act to be a director. The nominee rights created by this Section 5.1.2 are exclusive to ARI and Serruya, as the case may be, and cannot be conveyed upon any Transfer of ARI or Serruya’s Shares.

5.1.3

Each Shareholder will vote at all applicable meetings of the Shareholders and act in all other respects in connection with all applicable corporate proceedings of the Corporation so as to ensure that the nominees of each Shareholder as provided for in this Section 5.1 are elected or appointed and maintained in office as directors of the Corporation. The directors of the Corporation at the Effective Date will be as follows:

Name of Director	Nominee of
Geoff Benic	ARI
Aaron Serruya	Serruya
Michael Serruya	Serruya

5.1.4	Serruya will designate one (1) of its nominated directors to serve as the chairperson (the “Chair”), subject to the consent of Serruya, such consent not to be unreasonably withheld or conditioned.

5.1.5	The designation of a director as the Chair shall be subject to re-designation at each annual meeting of Shareholders in accordance the requirements of Section 5.1.4.

5.1.6

Each Shareholder entitled to a nominee may at any time, by written notice to the Corporation and to the other Shareholders, require the removal of the director nominated by it and the election or appointment of a successor nominee. The Shareholders or the Board will fill any vacancy occurring on the Board arising by reason of the death, disqualification, inability to act, resignation or removal of any nominee director as soon as reasonably possible after that vacancy has occurred and the Shareholder entitled to that nominee has specified the successor nominee by notice in writing to the Corporation and to the other Shareholders. In addition, if such director who has resigned or was removed was the Chair, such Shareholder will promptly designate a replacement Chair in accordance the requirements of Section 5.1.4.

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5.1.7

Each Shareholder will, if it is no longer entitled to have a nominee elected or appointed to the Board, make its best efforts to deliver to the Corporation, as soon as practicable, the resignation of that nominee.

5.2	Meetings of the Board

5.2.1

Subject to the terms of this Section 5.2.1, the presence of a majority of the directors then in office, which must include the nominees of ARI and Serruya, if such Shareholders are then entitled to nominees under Section 5.1.2, will be required to constitute a quorum at any meeting of the Board. If a quorum is not present at the start of a meeting, the directors present may not transact any business, and those directors will be deemed to have adjourned that meeting to the same time and place three Business Days following the date on which the meeting was originally called. If a quorum is not present at the adjourned meeting because of the refusal, with no legitimate excuse, of one or more directors to attend, then the directors who are present will be deemed to constitute a quorum whether or not the nominees of ARI and Serruya are present may transact all business which a full quorum may have transacted with respect to the matters set out in the notice and accompanying documentation provided to the directors in connection with the originally scheduled meeting.

5.2.2

Except for matters listed in Section 5.5 or as required by applicable law, all questions to be decided at any meeting of the Board will be decided by a simple majority of the directors on the Board present at the meeting.

5.2.3	At any meeting of the Board, the chair of the meeting will not have a casting vote if there is a tie.

5.2.4	Any director will have the right at any time to call a meeting of the Board on not less than two Business Days’ notice in writing to the other directors.

5.2.5	Meetings of the Board will be held at least monthly, unless the directors otherwise agree in writing.

5.2.6	For the purposes of this Agreement, a director is considered to be present at a meeting of the Board if the director is present, or deemed under the Act to be present, at the meeting.

5.3	Board Expenses

The Corporation will reimburse all reasonable out-of-pocket expenses incurred by directors relating to meetings of the Board and Board committee meetings, including travel costs.

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5.4	Meetings of the Shareholders

5.4.1

Subject to the terms of this Section 5.4.1, the presence of Shareholders holding 9.9% or more of the voting rights attached to all of the Shares, which must include ARI and Serruya, as long as ARI and Serruya are Shareholders, will be required to constitute a quorum at any meeting of the Shareholders. If a quorum is not present at the start of a meeting, the Shareholders present may not transact any business, and those Shareholders will be deemed to have adjourned that meeting to the same time and place three Business Days following the date on which the meeting was originally called. If a quorum is not present at the adjourned meeting because of the refusal, with no legitimate excuse, of one or more Shareholders to attend, then the Shareholders who are present will be deemed to constitute a quorum whether or not ARI and Serruya is present and may, subject to Section 5.5, transact all business which a full quorum may have transacted with respect to the matters set out in the notice and accompanying documentation provided to the Shareholders in connection with the originally scheduled meeting. The rights created by this Section 5.4.1 in favour of ARI and Serruya are exclusive to ARI and Serruya and cannot be conveyed upon any Transfer of ARI or Serruya’s Shares.

5.4.2

Except for the matters listed in Section 5.5 or as required by applicable law, all questions to be decided at any meeting of the Shareholders will be decided by a simple majority of the voting rights attached to all of the Shares held by the Shareholders present at the meeting.

5.4.3	At any meeting of the Shareholders, the chair of the meeting will not have a casting vote if there is a tie.

5.4.4

Any Shareholder owning more than 9.8% of the voting rights attached to all of the Shares will have the right at any time to call a meeting of the Shareholders on not less than 10 Business Days’ notice in writing to the other Shareholders.

5.4.5	Meetings of the Shareholders will be held at least once per calendar year.

5.4.6

For the purposes of this Agreement, a Shareholder is considered to be present at a meeting of Shareholders if the Shareholder is present, or deemed under the Act to be present, in person or represented by proxy at the meeting.

5.5	Matters Requiring Special Shareholder Approval

In addition to any other approval or consent required by applicable law or by this Agreement, the Corporation (and any Subsidiary, as applicable) may not make a decision about, take action on, enter into any agreement or other commitment to effect, or implement any of the following without the approval or written consent of Shareholders holding 92% of the voting rights attached to all of the Shares:

Corporate Changes

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5.5.1

Amending, replacing or superseding the articles of the Corporation, except to (i) resolve any conflict in favour of this Agreement, (ii) change the name of the Corporation or (iii) change the registered office of the Corporation within Canada.

5.5.2	Amending or revoking the by-laws of the Corporation in whole or in part or enacting any additional by-law, except to resolve any conflict in favour of this Agreement.

5.5.3	Changing the location of the registered or head office of the Corporation.

Share Capital

5.5.4

Allotting, reserving, setting aside or issuing any Shares or other securities of the Corporation or issuing or granting any rights, warrants or options to purchase, acquire or otherwise obtain any unissued Shares or other securities of the Corporation.

5.5.5	Declaring or paying any dividend or other distribution on or in respect of any Shares or other securities of the Corporation.

5.5.6	Purchasing, redeeming or acquiring any Shares or other securities of the Corporation, except as expressly permitted by this Agreement.

5.5.7	Paying or distributing amounts out of any stated capital account, reducing any stated capital account, distributing any surplus or earnings, or returning any capital.

5.5.8

Changing the authorized capital of the Corporation, changing the number of issued and outstanding securities or increasing or reducing the capitalization of the Corporation, by way of split, conversion, exchange of securities or otherwise.

5.5.9	Approving any Transfer of Shares by any Shareholder, except in accordance with this Agreement.

Debt Financing

5.5.10

Creating, assuming or incurring any debt, including Shareholder debt, other than credit facilities obtained by the Corporation from a Canadian chartered bank or other reputable financial institution in an amount not exceeding $10,000, or such greater or lesser amount as is contemplated by an Initial Business Plan.

5.5.11

Creating, assuming or incurring any liability or obligation of any nature which assures or guarantees in any way the payment or performance (or payment of damages in the event of non-performance) of any debt or other liability or obligation of any Person.

5.5.12	Repaying any debt owing by the Corporation to any Shareholder, or any Affiliate of a Shareholder.

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5.5.13

Granting or permitting to exist any lien on the assets of the Corporation other than (i) liens for taxes, assessments or governmental charges or levies on property not yet due and delinquent, (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any real property, and (iii) liens charging property of the Corporation, which are granted by the Corporation or which arise by operation of law concurrently with and for the purpose of the acquisition of such property where the lien extends only to the property acquired and its proceeds.

Financial Matters

5.5.14

Amending an Initial Business Plan after it is approved by the Shareholders or approving any increases in the budget included in the Initial Business Plan which (i) are more than 10% for any specific budget item or (ii) exceed the overall budget by more than 10% in the aggregate.

5.5.15	Approving the annual financial statements;

5.5.16

Appointing, changing or removing the Auditors, provided that the Auditors must be a public accounting firm that has entered into, and is in good standing under, a participation agreement with the Canadian Public Accountability Board;

5.5.17	Making or filing any material tax election;

5.5.18	Changing the financial year of the Corporation.

Fundamental Changes

5.5.19

Except for an Asset Sale Transaction under Section 6.7, selling, transferring, leasing, exchanging or otherwise disposing of all or substantially all of the assets of the Corporation, or granting any right, option or privilege to do so, except as contemplated by an Initial Business Plan.

5.5.20

Selling, transferring or otherwise disposing of any securities or other ownership, equity or proprietary interest in any other Person, including securities held by the Corporation in any of its Subsidiaries, except as contemplated by the Initial Business Plan.

5.5.21	Purchasing, leasing or otherwise acquiring any property or assets out of the ordinary course of the Business, or making any commitment to do so, except as contemplated by an Initial Business Plan.

5.5.22

Purchasing or otherwise acquiring any securities or other ownership, equity or proprietary interests in any other Person, or incorporating or creating any Subsidiary, except as contemplated by an Initial Business Plan.

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5.5.23	Making any loan or advance to any Person, except as contemplated by an Initial Business Plan.

5.5.24	Amalgamating, merging or entering into an arrangement or other corporate reorganization involving the Corporation or the continuance of the Corporation into any other jurisdiction.

5.5.25

(i) Acknowledging the insolvency of the Corporation or the inability of the Corporation to pay its debts as they become due; (ii) making an assignment for the benefit of the creditors of the Corporation; (iii) appointing or allowing the appointment of any receiver, receiver- manager, trustee, liquidator or other Person acting in a similar capacity; (iv) instituting any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent; or (v) taking any action or instituting any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors.

5.5.26

(i) Commencing any action, suit or proceeding, (ii) compromising or settling any action, suit, proceeding, (iii) compromising or settling any administrative proceeding or investigation, or (iv) submitting to binding arbitration.

5.5.27

(i) paying any advance, salary, bonus, consulting fee, management fee, incentive compensation or other amount, or granting any other benefits, to any current director, former director, officer, Shareholder, employee or Affiliate of the Corporation, (ii) entering into any contract which would obligate the Corporation to make any such payment or grant such benefits, except to the extent that such advances, salaries, bonuses, fees, incentive compensation or other amounts or benefits constituting normal remuneration payable to bona fide employees of the Corporation as contemplated by the Initial Business Plan or (iii) making any such payment to any Person related by blood, adoption or marriage to any of the above or to any corporation not dealing at Arm’s Length with any such Person or entering into any contract which would obligate the Corporation to make any such payment.

5.5.28

Making or entering into any contract or amending, modifying, restoring, replacing or supplementing any contract which the Corporation is a party to, which provides for the expenditure of $10,000 or more in one instance or in the aggregate during any twelve month period.

5.5.29	Changing materially the Business or taking any action which may lead to or result in such change.

5.5.30

An initial public offering, whether on a treasury or secondary basis, resulting in the holding of equity of the Corporation or any Subsidiary, directly or indirectly, by the public, or a transaction giving rise to a stock market listing or over-the-counter quotation of equity of the Corporation or any Subsidiary, directly or indirectly, including an amalgamation, securities exchange take-over bid or other transaction having a similar result.

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5.6	Information Rights

The Corporation will deliver to the Shareholders:

5.6.1	monthly consolidated financial statements and a report by the Corporation’s chief executive officer discussing significant variances, within 30 days following each month end;

5.6.2	rolling 12-month cash flow forecasts, within 30 days following the end of each fiscal quarter;

5.6.3	annual consolidated financial statements, within 90 days following the end of each financial year; and

5.6.4	annual budget and business plans including operating, capital expenditure and benefit and employee stock option plan budgets, at least 30 days before the beginning of each financial year; and

5.6.5	copies of all documents, reports, financial data and other information as the Shareholders may reasonably request.

5.7	Notification of Material Events

The chief financial officer of the Corporation will deliver to each of the Shareholders, as soon as practicable:

5.7.1

a detailed description in writing of the relevant facts and issues with respect to any legislation, regulation, policy or act that is introduced or is to be applied by any Governmental Body, or of any other event or set of circumstances, which in the view of the Corporation will or could have a material adverse effect on the Business, or on the assets, liabilities, financial condition, results of operations or business prospects of the Corporation, upon becoming aware of it;

5.7.2

a copy of any notice or statement given by the Corporation to its lenders, or received by the Corporation from its lenders, in connection with a breach of, or failure to perform, any covenant in relation to indebtedness of the Corporation for borrowed money; and

5.7.3

a notice of any dispute, litigation or arbitration or other proceedings involving any Governmental Body which might have a material adverse effect on the Business, or on the assets, liabilities, financial condition, results of operations or business prospects of the Corporation, upon becoming aware that it may be threatened or pending.

5.8	Access Rights

The Corporation will permit the Shareholders and their respective Representatives, upon reasonable notice and at reasonable times, to visit the Corporation’s premises, to observe the Corporation’s operations and to interview the Corporation’s employees and consultants.

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5.9	Directors’ and Officers’ Insurance and Indemnity by the Corporation

5.9.1

The Corporation will obtain and pay for directors’ and officers’ liability insurance coverage for the directors and officers of the Corporation on terms and conditions and in an amount acceptable to the Board.

5.9.2

To the fullest extent permitted by law, the Corporation indemnifies and saves harmless each director, officer, former director and former officer of the Corporation, each Shareholder to the extent that the Shareholder exercises the rights, powers and duties and assumes the liabilities of a director of the Corporation, and every Person who acts or acted at the Corporation’s request as a director or officer or in a similar capacity of another entity (each an “Indemnified Person”), against all costs, charges and expenses, including any amount paid to settle any action or satisfy a judgment, reasonably incurred by each of them in respect of any civil, criminal, investigative, administrative or other proceeding to which any of them is made a party by reason of being associated with the Corporation or other entity if:

5.9.2.1	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or other entity, as applicable; and

5.9.2.2

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the Indemnified Person’s conduct was lawful.

5.9.3

The intention of this Section 5.9 is that all Indemnified Persons will have all benefits provided under the indemnification provisions of the Act to the fullest extent permitted by law, and, without limiting the indemnity in Section 5.9.2, the Corporation will immediately cause to be passed all resolutions and take all other steps, including entering into separate indemnity agreements with each Indemnified Person, as may be required to give full effect to this Section 5.9.

ARTICLE 6
DISPOSITIONS AND ACQUISITIONS OF SHARES

6.1	Restrictions on Transfer

6.1.1

Except as consented to in writing by all the Shareholders, no Shareholder may Transfer any of the Shares owned by it unless the Transfer is expressly permitted under, and is made in compliance with the terms of, this Agreement. Any attempted Transfer of Shares made in breach of this Agreement will be null and void. Neither the Board nor the Shareholders will approve or ratify any Transfer of Shares made in breach of this Agreement and the Corporation will not permit such a Transfer to be recorded on the share register maintained for the shares of the Corporation.

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6.1.2

From and after the date of an attempted Transfer of Shares in breach of this Agreement, all rights of the Shareholder purporting to have made the Transfer will be suspended and inoperative and no Person will be entitled to vote the Shares purportedly Transferred, or receive dividends or other distributions on them, until the Transfer is rescinded. From and after the date of a transaction prohibited by Section 6.1, all rights of the Shareholder in respect of which the change of Control occurs (or is reasonably expected to occur) will be suspended and inoperative and no Person will be entitled to vote the Shares held by that Shareholder, or receive dividends or other distributions on them, until the prohibited transaction is rescinded.

6.2	Permitted Transfers

6.2.1

Subject to the provisions of this Section 6.2, each Shareholder will be entitled as transferor (in that capacity, a “Transferor”), upon prior written notice to the Corporation and the other Shareholders, to transfer all (but not less than all) of its Shares to any Permitted Transferee of the Transferor.

6.2.2	The Transferor will, at all times after the transfer of Shares to a Permitted Transferee:

6.2.2.1	be jointly and severally liable with the Permitted Transferee for the observance and performance of the covenants and obligations of the Permitted Transferee under this Agreement; and

6.2.2.2	indemnify the other Parties against any loss, damage or expense incurred as a result of the failure by the Permitted Transferee to comply with the provisions of this Agreement.

6.2.3

A Permitted Transferee that has received Shares from a Transferor under this Section 6.2 may, upon prior written notice to the Corporation and the other Shareholders, transfer all (but not less than all) of those Shares to that Transferor.

6.2.4	All costs associated with any transfer that is permitted under this Section 6.2 will be paid by the Transferor.

6.3	Right of First Refusal

Subject to the provisions of this Section 6.3, a Shareholder (the “Offeror”) may, if it receives a bona fide written offer from another Shareholder or an Arm’s Length third party (in each case, a “Proposed Transferee”) to purchase for cash all or any part of the Shares owned by the Offeror, transfer those Shares under that offer if the Offeror first makes an offer (an “Offer”) to sell those Shares (the “Offered Shares”) to the Shareholders other than the Offeror (the “Remaining Shareholders”) on the following basis:

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6.3.1	Sale Notice. Each Offer will be made by written notice (the “Sale Notice”) to the Remaining Shareholders specifying:

6.3.1.1	that the Remaining Shareholders have the right to purchase all, but not less than all, of the Offered Shares in accordance with this Section 6.3;

6.3.1.2	the number and class of Offered Shares;

6.3.1.3	the price in cash at which the Offeror is prepared to sell the Offered Shares;

6.3.1.4

details of the offer received by the Offeror including the name and address of the Person making the offer, the terms and conditions of the offer including the purchase price for the Offered Shares, and any other information that would reasonably be relevant to the Remaining Shareholders;

6.3.1.5	the amount, if any, of Shareholder Debt which is owing to the Offeror; and

6.3.1.6	the closing date for the sale of the Offered Shares under the Offer, which date must be at least 25 Business Days and no more than 90 Business Days after the delivery of the Sale Notice; and

6.3.1.7	any other terms and conditions of the Offer.

6.3.2

Acceptance. Each Remaining Shareholder will have 15 Business Days after receipt of the Sale Notice (the “Offer Acceptance Period”) within which to accept or decline the Offer, by written notice to the Offeror, with a copy to the Corporation. If a Remaining Shareholder does not deliver a written notice to accept the Offer within the Offer Acceptance Period, it will be deemed to have declined the Offer. Each Remaining Shareholder that elects to accept the Offer (an “Electing Shareholder”) will specify in its notice the maximum number of Offered Shares that the Electing Shareholder elects to purchase, which may be more or less than its pro rata portion.

6.3.3

Sale to Electing Shareholders. If the Electing Shareholders elect, in aggregate, to purchase all (or more than all) of the Offered Shares, the Offeror will sell all of the Offered Shares to the Electing Shareholders and:

6.3.3.1	each Electing Shareholder will purchase the number of Offered Shares determined under Section 6.3.4 and, if applicable, the amount of Shareholder Debt determined under Section 6.3.5; and

6.3.3.2	the closing of the purchase by the Electing Shareholders will take place on the closing date specified in the Sale Notice, or on any other date agreed to by the parties to the transaction.

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6.3.4

Electing Shareholders’ Right to Purchase. If the Electing Shareholders are purchasing the Offered Shares under this Section 6.3, each Electing Shareholder will initially be allocated its pro rata portion of the Offered Shares (calculated on the number of Shares held as of the date of the Sale Notice by the Electing Shareholders as between themselves) or any lesser amount specified in that Electing Shareholder’s notice accepting the Offer. After that initial allocation, if any of the Offered Shares remain unallocated (the “Remaining Shares”) and there are Electing Shareholders with unsatisfied claims under their elections (the “Second Round Offerees”), the Remaining Shares will be allocated among the Second Round Offerees as follows:

6.3.4.1	as may be agreed by the Second Round Offerees; or

6.3.4.2

failing an agreement, each of the Second Round Offerees will be allocated its pro rata portion of the Remaining Shares (calculated on the number of Shares held as of the date of the Sale Notice by the Second Round Offerees as between themselves), in successive rounds, if necessary, to fully divide those Remaining Shares among them, provided that no Second Round Offeree will be required to purchase more than the maximum number of Shares specified in its notice accepting the Offer.

6.3.5

Shareholder Debt. If the Offered Shares represent all of the Offeror’s Shares, then if the Electing Shareholders are purchasing the Offered Shares under this Section 6.3 they must also purchase from the Offeror any Shareholder Debt owing to the Offeror, for cash on a dollar-for-dollar basis, at the same time as they purchase the Offered Shares. Each Electing Shareholder will purchase its pro rata portion of that Shareholder Debt (calculated on the number of Offered Shares being purchased by the Electing Shareholders as between themselves), or any other portion agreed by the Electing Shareholders.

6.3.6

Sale to Third Party. If the Remaining Shareholders do not elect, in aggregate, to purchase all (or more than all) of the Offered Shares, the Offeror will have the option to reject all acceptances given by the Remaining Shareholders and, subject to Section 6.4, to transfer the Offered Shares to any Person (the “Proposed Transferee”) provided that:

6.3.6.1	the transfer is completed at a price which is not less than the price, and on terms and conditions which are not more favourable from a buyer’s perspective than those, under the Offer;

6.3.6.2

if the Offered Shares represent all of the Offeror’s Shares, the Proposed Transferee also purchases from the Offeror any Shareholder Debt owing to the Offeror, for cash on a dollar-for-dollar basis, at the same time as the Proposed Transferee purchases the Offered Shares;

6.3.6.3	the Proposed Transferee is not a competitor of the Corporation operating in the Business; and

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6.3.6.4

the transfer is completed within 90 Business Days after the delivery of the Sale Notice, after which the Offeror must again comply with this Section 6.3 if it wishes to transfer Shares under this Section 6.3.

6.3.7

Corporation’s Assistance. The Corporation will make best efforts to assist with the efficient operation and administration of the process provided for under this Section 6.3 including, if so requested in writing by the Offeror, acting as the Offeror’s agent to give and receive on behalf of the Offeror the notices referred to in this Section 6.3.

6.4	Right of Co-Sale

If the Offeror owns at least 9.8% of the voting rights attached to all of the Shares and becomes entitled to transfer the Offered Shares to a third party under Section 6.3, then each Remaining Shareholder will have the right (the “Co-Sale Right”) to participate in that transfer on the following terms and conditions:

6.4.1	Co-Sale Notice. The Offeror will notify each Remaining Shareholder in writing (the “Co-Sale Notice”) that each Remaining Shareholder has the Co-Sale Right provided under this Section 6.4 specifying:

6.4.1.1	the name and address of the third party;

6.4.1.2

the terms and conditions of the proposed transfer including the purchase price in cash for the Shares to be purchased by the third party, and any other information that would reasonably be relevant to the Remaining Shareholders;

6.4.1.3	the closing date for the proposed transfer, which date must be at least 25 Business Days and no more than 90 Business Days after the delivery of the Co- Sale Notice; and

6.4.1.4	that each Remaining Shareholder has the Co-Sale Right provided under this Section 6.4 in respect of the proposed transfer.

6.4.2

Shares Which Can Be Sold. Each Remaining Shareholder will be entitled, at its option, to sell to the third party, in conjunction with the closing of the third party’s purchase of Shares from the Offeror, all of its Shares.

6.4.3

Shareholder Debt. If any Shareholder Debt is owing to a Remaining Shareholder, and if that Remaining Shareholder is selling all of its Shares to the third party, that Remaining Shareholder’s Co-Sale Right will also include the right to require the third party to purchase all of that Remaining Shareholder’s Shareholder Debt, for cash on a dollar-for-dollar basis, at the same time that its Shares are purchased.

6.4.4

Exercise Notice. Each Remaining Shareholder will have 10 Business Days after receipt of the Co-Sale Notice to exercise its Co-Sale Right by written notice to the Offeror specifying the number and class of Shares and the amount of Shareholder Debt that each Remaining Shareholder elects to sell to the third party.

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6.4.5

Co-Sale to Third Party. If a Remaining Shareholder exercises its Co-Sale Right, the Offeror must not complete the transfer of its Shares to the third party unless the third party also purchases from the Remaining Shareholders all of the Shares in respect of which the Co- Sale Right was exercised (collectively, the “Co-Sale Shares”) at the same time and on the same terms and conditions, and all of the Shareholder Debt in respect of which the Co-Sale Right was exercised.

6.4.6	Pricing of Shares. The price that the third party must pay to each Remaining Shareholder for its Co-Sale Shares will be the price per Share specified as payable in the Co-Sale Notice.

6.4.7

Failure to Complete. If the third party does not purchase the Co-Sale Shares and Shareholder Debt, if applicable, from each Remaining Shareholder that has exercised its Co- Sale Right on the terms and conditions provided for in this Section 6.4, then the Offeror must not complete the transfer of its Shares to the third party. If the Offeror completes the transfer of all or part of its Shares to the third party in breach of this Section 6.4.7, then the Remaining Shareholders will have, in addition to any other rights or remedies that they may have in law or at equity, the right, by notice in writing, to put their Co-Sale Shares and Shareholder Debt, if applicable, to the Offeror at the prices determined under this Section 6.4.

6.5	Compulsory Sales—Definitions

In Sections 6.6 and 6.7, “Accepting Shareholders” means any one or more Shareholders who hold, in combination, not less than 66 2/3% of the voting rights attached to all of the Shares, “Compelled Shareholders” means any Shareholders not among the Accepting Shareholders, and “Compelled Shares” means all the Shares held by the Compelled Shareholders.

6.6	Compulsory Sale of Shares

6.6.1	Drag-Along Offer. If, at any time:

6.6.1.1

a third party (that is not already a Shareholder) acting at Arm’s Length makes a bona fide offer to purchase all of the Shares at the same time and, subject to Section 6.6.2 and Section 6.6.4, on the same terms and conditions (the “Drag- Along Offer”); and

6.6.1.2	the Accepting Shareholders deliver notice in writing to the Compelled Shareholders that the Accepting Shareholders intend to accept the Drag-Along Offer,

then the provisions of Section 6.3 and Section 6.4 will be inoperative, the Accepting Shareholders may accept the Drag-Along Offer and complete the transfer of their Shares to the third party, and the Compelled Shareholders will be required to sell the Compelled Shares to the third party in accordance with the terms and conditions of the Drag-Along Offer.

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6.6.2

Shareholder Debt. In addition to the offer to purchase all of the Compelled Shares, a Drag- Along Offer must include an offer to purchase any Shareholder Debt owing to a Compelled Shareholder, for cash on a dollar-for-dollar basis, at the same time as the Compelled Shares are purchased.

6.6.3

Failure to Comply. If any Compelled Shareholder (a “Delinquent Holder”) fails to sell its Compelled Shares to the third party in accordance with the terms and conditions of the Drag- Along Offer, the third party will have the right, without prejudice to any other rights which it may have, to pay the purchase price for those Compelled Shares by depositing that amount to the credit of the Delinquent Holder in the main branch of the Corporation’s bank. That deposit will constitute valid and effective payment of the purchase price for the Compelled Shares to the Delinquent Holder despite any action the Delinquent Holder may have taken to Transfer or grant a lien on the Compelled Shares. If the purchase price has been so paid, then from and after the date of deposit, the sale transaction will be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to those Compelled Shares will conclusively be deemed to have been transferred to and become vested in the third party, and all right, title, benefit and interest, both at law and in equity, in and to those Compelled Shares of the Delinquent Holder or of any transferee or assignee of the Delinquent Holder will cease, and the Corporation will register the transfer to the third party of those Compelled Shares on the share register maintained for the shares of the Corporation. The Delinquent Holder will be entitled to receive the amount deposited under this Section 6.6.3 on delivery to the third party of the certificates representing those Compelled Shares duly endorsed for transfer to the third party.

6.6.4	Conditions Precedent. Despite this Section 6.6, no Compelled Shareholder will be obligated to tender its Compelled Shares in a Drag-Along Offer, unless each of the following conditions is satisfied:

6.6.4.1

the only representations or warranties that a Compelled Shareholder will be required to make in connection with the Drag-Along Offer are representations and warranties with respect to its residency for tax purposes, its ownership of its Compelled Shares and, to the extent it is possible to be made, its ability to convey title to them free and clear of liens, encumbrances or adverse claims;

6.6.4.2	the only covenants that a Compelled Shareholder will be required to give in connection with the Drag-Along Offer are reasonable covenants regarding confidentiality and publicity;

6.6.4.3	no Compelled Shareholder will be required to pay any expenses incurred in connection with a Drag-Along Offer, except as set out in Section 6.6.5; and

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6.6.4.4

the liability of any Compelled Shareholder to indemnify a third party under any Drag-Along Offer, including for breach of representation, warranty or covenant, will be several and not joint and several, and will not, under any circumstances, exceed the consideration paid to that Compelled Shareholder.

6.6.5

Expenses. All expenses incurred for the benefit of the Shareholders, collectively, in connection with a Drag-Along Offer will be paid by the Corporation, or will be paid by each Shareholder (pro rata calculated on the number of Shares sold by each Shareholder) by withholding the relevant amount from the consideration payable under the Drag-Along Offer. Costs incurred by or on behalf of a Shareholder for its sole benefit will be paid by that Shareholder.

6.7	Compulsory Approval of Sale of Assets

6.7.1

Asset Sale Transaction. If, at any time, the Accepting Shareholders have agreed to approve a transfer, lease or other disposition of all or substantially all of the assets of the Corporation in one transaction or a series of transactions (an “Asset Sale Transaction”), the Compelled Shareholders will be deemed to have granted to one Accepting Shareholder selected by all of the Accepting Shareholders or, if no selection is made, to the Chief Financial Officer of the Corporation, (the “Voting Nominee”) the following rights with respect to the Compelled Shares, in each case to approve, and facilitate the approval of, the Asset Sale Transaction:

6.7.1.1

the right to exercise, as the Voting Nominee may in its absolute discretion deem fit, all votes attached to the Compelled Shares at any meeting of the Shareholders, and at any adjournment of any meeting, with respect to the approval of the Asset Sale Transaction;

6.7.1.2

the right to consent to and sign, as the Voting Nominee may in its absolute discretion deem fit, all resolutions of the Compelled Shareholders with respect to the approval of the Asset Sale Transaction;

6.7.1.3	the right to waive notice of any meeting of Shareholders; and

6.7.1.4

all incidental and ancillary voting rights attached to the Compelled Shares and all rights to initiate, participate in and consent to any action or proceeding of the Compelled Shareholders with respect to the approval of the Asset Sale Transaction.

6.7.2	Waiver of Dissent Rights. The Compelled Shareholders will be deemed to have waived all dissent rights with respect to the Asset Sale Transaction.

6.7.3

Power of Attorney. The Compelled Shareholders will execute and deliver all instruments and agreements that may be requested by the Voting Nominee, acting reasonably, including an irrevocable power of attorney, to enable or facilitate the exercise of the rights granted to the Voting Nominee.

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6.7.4

Dividends and Distributions. Despite the grant of rights to the Voting Nominee, the Compelled Shareholders will be entitled to receive all cash, additional shares and other property at any time receivable or otherwise distributed in respect of or in exchange for any or all of their Shares.

6.8	Triggered Shareholders

6.8.1	Triggering Events. If any of the following events (each a “Triggering Event”) occurs:

6.8.1.1	the failure of a Shareholder to subscribe for additional Shares as required by Section 4.3, or to advance Shareholder Debt as required by Section 4.5;

6.8.1.2

proceedings or other acts or actions through which a Shareholder may be adjudicated bankrupt or insolvent, or may be liquidated, dissolved, wound-up, or reorganized, or granted relief or protection under any law relating to bankruptcy, insolvency, liquidation, reorganization, moratorium or relief of debtors, including under the Companies’ Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or other similar laws applicable to a Shareholder; or

6.8.1.3	a material breach by a Shareholder of any provision of this Agreement,

the Shareholder with respect to which the Triggering Event has occurred, to it or to the Transferor from which the Shareholder obtained its Shares, as applicable, will be a “Triggered Shareholder” for the purposes of this Section 6.8.

6.8.2	Notice. Each Triggered Shareholder will give notice in writing to the Corporation promptly following the occurrence of a Triggering Event.

6.8.3

Purchase Option. Each Shareholder grants to the other Shareholders an irrevocable option (the “Purchase Option”), exercisable if it becomes a Triggered Shareholder, to purchase (or require the Corporation to purchase) all of the Shares held by it (the “Triggered Shares”) in accordance with the following procedure:

6.8.3.1

Trigger Notice. The Corporation will deliver a notice in writing (the “Trigger Notice”) to each Shareholder immediately following the receipt of notice of, or otherwise becoming aware of, a Triggering Event.

6.8.3.2

Exercise Period. After delivery of a Trigger Notice, the Purchase Option will be exercisable by the Shareholders other than the Triggered Shareholder for a period commencing immediately after the date on which the right to invoke arbitration rights under Section 6.8.4 expires and expiring on the earlier of:

6.8.3.2.1

the date 30 days following the date on which the Fair Value for the purposes of Section 6.8.5 is determined by the Shareholders or by the final valuation report of the Auditors, as applicable, under Article 7; or

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6.8.3.2.2	the date 90 days following the date of the Trigger Notice,

but subject to any extension under Section 6.8.4 (the “Exercise Period”).

6.8.3.3

Exercise Notice. The Shareholders other than the Triggered Shareholder may deliver, within the Exercise Period, notice in writing (the “Exercise Notice”) to the Triggered Shareholder and the Corporation that they are exercising the Purchase Option. The Exercise Notice will be signed by each Shareholder other than the Triggered Shareholder and will set out:

6.8.3.3.1

whether the Corporation will purchase the Triggered Shares or, if the Triggered Shares are being acquired by Shareholders, which Shareholders are electing to purchase Triggered Shares and the number of Triggered Shares that will be acquired by each of those Shareholders; and

6.8.3.3.2	the closing date for the purchase under the Purchase Option.

6.8.3.4

Allocation of Triggered Shares. Each Shareholder other than the Triggered Shareholder will be entitled to purchase its pro rata portion of the Triggered Shares (calculated on the number of Shares held as of the date of the Trigger Notice by those other Shareholders as between themselves), or any lesser or greater portion that the Shareholders electing to purchase Triggered Shares may mutually agree, provided that, collectively, those Shareholders that elect to purchase Triggered Shares purchase all, but not less than all, of the Triggered Shares. Alternatively, the Shareholders entitled to exercise the Purchase Option will be entitled, at their sole option, exercisable within the Exercise Period, to collectively require the Corporation to purchase all of the Triggered Shares for cancellation by designating the Corporation as the Party entitled to purchase the Triggered Shares, subject to the Corporation being able to meet the applicable solvency test under the Act.

6.8.3.5	Expiration of Purchase Option. If the Exercise Notice is not delivered within the Exercise Period, the Purchase Option will expire at the end of the Exercise Period.

6.8.3.6

Shareholder Debt. The Purchase Option will include an obligation to purchase any Shareholder Debt owing to the Triggered Shareholder, for cash on a dollar- for-dollar basis, at the same time as the Triggered Shares are purchased. Each Shareholder purchasing the Triggered Shares will purchase its pro rata portion of that Shareholder Debt (calculated on the number of Triggered Shares being purchased by the purchasing Shareholders, as between themselves), or any other portion agreed to by the purchasing Shareholders. If the Corporation is purchasing the Triggered Shares, the Corporation will repay that Shareholder Debt in full, unless otherwise agreed by the Shareholders.

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6.8.4

Arbitration. If a Shareholder disputes that a Triggering Event has occurred and that it is a Triggered Shareholder, then that Shareholder may invoke its right under Article 9 to arbitrate that dispute by delivering written notice to the other Shareholders within seven (7) Business Days after the delivery of a Trigger Notice, at the end of which time that right will expire despite anything to the contrary in Article 9 and that Shareholder may no longer dispute that the Triggering Event has occurred. Despite any other provision in this Section 6.8, if a disputing Shareholder invokes its right to arbitration under this Section 6.8.4 then, unless that arbitration process is abandoned:

6.8.4.1	a Purchase Option cannot be exercised until a decision is rendered by the Arbitrator, after which the decision of the Arbitrator will govern whether the Purchase Option may be exercised; and

6.8.4.2

a Purchase Option, if it is not rendered void or unenforceable by the decision of the Arbitrator, will expire at the expiry of the original Exercise Period or on the date 25 days following the delivery of the Arbitrator’s decision, whichever is later.

6.8.5	Purchase Price. The purchase price for the Triggered Shares will be 85 % of their Fair Value.

6.8.6

Closing. If Triggered Shares are being purchased under this Section 6.8, the closing will take place on the closing date specified in the Exercise Notice or on any other date agreed to by the parties to the transaction.

ARTICLE 7
FAIR VALUE

7.1	Calculation of Fair Value

In this Agreement the fair value (the “Fair Value”) of Shares will be calculated as at the time immediately before the occurrence of the event that gave rise to the requirement to make the calculation, and will be:

7.1.1

calculated on an en bloc basis, attributing neither a premium to, nor a discount from, the value of the Shares which are being sold as a result of the fact that they constitute part of a majority or minority block of all of the Shares;

7.1.2	the highest price, expressed in money or money’s worth, available in an open and unrestricted market between informed and willing parties acting at Arm’s Length and under no compulsion to act; and

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7.1.3	determined on a going concern basis, unless inappropriate in light of circumstances.

7.2	Process

The process for determining the Fair Value of Shares will be as follows:

7.2.1	The Shareholders will apply the valuation principles set out in Section 7.1 and will attempt to agree on the amount of the Fair Value of the Shares.

7.2.2

If no agreement is reached within 30 days of the delivery of the Trigger Notice, then the valuator will be the Auditors, with whom the Corporation and the Shareholders will cooperate fully in providing information and access to the Corporation’s Representatives.

7.2.3

The Auditors will be asked to determine and prepare a valuation report on the Fair Value of the Shares and provide a draft of that report to the Corporation and the Shareholders within 30 days after their engagement. The draft may omit value conclusions but will set out major assumptions, judgments and the framework for valuation calculations.

7.2.4	In making the determination of the Fair Value, the Auditors will apply the valuation principles set out in Section 7.1.

7.2.5

The Auditors will provide their final valuation report within a further period of 10 days after providing their draft report. If the Fair Value is expressed by the Auditors as a range, the mid- point of the range will be used for the purposes of determining the Fair Value.

7.3	Costs

The cost of any determination of Fair Value in accordance with this Article 7 will be paid by the Corporation.

7.4	Expert Determination

The preparation of a final valuation report by the Auditors will be conducted as an expert determination, solely on the basis of the Auditors’ own experience, and will not be an arbitration. The amount of the Fair Value determined by the Auditors will be final and binding, and there will be no appeal or review of that determination on any grounds, by any court or arbitrator or otherwise.

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ARTICLE 8
GENERAL SALE PROVISIONS

8.1	Application of Sale Provisions

8.1.1

Except as may otherwise be expressly provided in this Agreement, the provisions of this Article 8 will apply to any sale of Shares between Shareholders, and any sale of Shares by a Shareholder to the Corporation, under this Agreement.

8.1.2	In this Article 8:

8.1.2.1	“Buyer” means a Party that is buying Shares from a Shareholder.

8.1.2.2

“Closing Time” means 12:30 p.m. (Toronto time), or any other time agreed to by the parties to the Sale Transaction, on the date established under the terms of this Agreement upon which a closing of a sale of Shares by a Seller will occur.

8.1.2.3	“Purchase Price” means the price at which the Shares being sold by a Seller are to be bought.

8.1.2.4	“Purchased Shares” means the Shares that a Seller is selling.

8.1.2.5	“Sale Transaction” means the sale by the Seller and the purchase by each Buyer of the Shares of a Shareholder, including the related sale and purchase of Shareholder Debt, as applicable.

8.1.2.6	“Seller” means a Shareholder who is selling Shares.

8.1.2.7	“Seller Group” means a Seller, any nominee of the Seller, and, if the Seller is a Permitted Transferee that has received Shares from a Transferor under Section 6.2, that Transferor.

8.2	Closing

The closing of the Sale Transaction will take place at the offices of the Corporation, or at any other place or in any other manner agreed to by the parties to the Sale Transaction, at the Closing Time.

8.3	Obligations of Seller

At or before the Closing Time, the Seller will:

8.3.1	transfer to each Buyer the Purchased Shares and deliver the share certificates or other documents representing the Purchased Shares duly endorsed for transfer to each Buyer or as directed by it;

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8.3.2	do all other things required in order to deliver good and marketable title to the Purchased Shares to each Buyer free and clear of any liens or encumbrances;

8.3.3

deliver to the Corporation and each Buyer all necessary documents, which will be in form and substance satisfactory to each Buyer’s legal counsel, required to transfer any Shareholder Debt being purchased by each Buyer under the terms of this Agreement;

8.3.4

if the Seller is selling all of its Shares, deliver to the Corporation signed resignations of each member of the Seller Group in its capacity as a director, officer or employee of the Corporation and any Subsidiary, as applicable;

8.3.5

if the Seller is selling all of its Shares, deliver to the Corporation releases, in form and substance satisfactory to the Corporation’s legal counsel, by each member of the Seller Group, of all of its claims against the Corporation and any Subsidiary with respect to any matter or thing up to and including the Closing Time in its capacity as a director, officer, shareholder, employee or creditor of the Corporation and any Subsidiary, as applicable, except for any claims which might arise out of the Sale Transaction, or with respect to the indemnification obligations contemplated by Section 5.9; and

8.3.6

either provide evidence reasonably satisfactory to each Buyer that the Seller is not then a non-resident of Canada within the meaning of the ITA or provide each Buyer with a certificate under section 116(2) of the ITA with a certificate limit in an amount not less than the Purchase Price for the Purchased Shares.

8.4	Release of Guarantees

If, at the Closing Time, a member of the Seller Group, or any other Person for and on behalf of the Seller, has granted any guarantees, indemnities, securities or covenants to any Person to secure any indebtedness, liability or obligation of the Corporation or the remaining Shareholders, then, if the Seller is selling all of its Shares, the remaining Shareholders will make best efforts to deliver or cause to be delivered to that Seller, or cancel or cause to be cancelled, all of those guarantees, indemnities, securities and covenants at the Closing Time. If, despite those best efforts, the delivery or cancellation of any of those guarantees, indemnities, securities or covenants is not obtained, the remaining Shareholders will deliver to that member of the Seller Group, or that other Person who has acted for and on behalf of the Seller, an indemnity in writing, in form and substance satisfactory to the Seller’s legal counsel, indemnifying it against all claims, losses, costs or damages which may be or which will have been paid, suffered or incurred by it with respect to the guarantees, indemnities, securities or covenants.

8.5	Deliveries to Seller

At or before the Closing Time, each of the remaining Shareholders and their respective nominees, if any, will, with respect to any Seller that is selling all of its Shares, cause the Corporation and any Subsidiary to deliver to each member of the Seller Group a release, in form and substance satisfactory to the Seller’s legal counsel, by the Corporation and any Subsidiary of all of its claims against that member of the Seller Group with respect to any matter or thing arising up to and including the Closing Time as a result of that member of the Seller Group being a director, officer, shareholder, employee or creditor of the Corporation or any Subsidiary, as applicable, except for any claims which might arise out of the Sale Transaction, or with respect to the matters set out in Article 11.

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8.6	Payment of Purchase Price, Set-off

Unless otherwise agreed in the Sale Transaction or otherwise specified in this Agreement, each Buyer:

8.6.1	may set-off against the Purchase Price any amounts owing to it by the Seller;

8.6.2

if a Shareholder, will deduct from the Purchase Price its pro rata share, calculated on the number of Shares being purchased by each Shareholder, of any indebtedness owing by the Seller to the Corporation, and remit the amount deducted to the Corporation to be applied to the amount owing by the Seller to the Corporation; and

8.6.3	will pay the Purchase Price owing, less any amounts deducted as set out in this Section 8.6, in full at the Closing Time.

8.7	Non-Compliance with Conditions

If, at the Closing Time, the Purchased Shares are not free and clear of all liens and encumbrances, or evidence or a certificate required under Section 8.3.6 is not provided, each Buyer may, without prejudice to any other rights which it may have, purchase the Purchased Shares subject to those liens or encumbrances or in the absence of that evidence or certificate, and, in that event, that Buyer will, at the Closing Time:

8.7.1	assume all obligations and liabilities with respect to those liens or encumbrances; and

8.7.2	pay any Tax required under section 116 of the ITA, as applicable,

and in each case the Purchase Price payable by that Buyer for the Purchased Shares will be satisfied, in whole or in part, as applicable, by that assumption or payment, and the amount so assumed or paid will be deducted from the Purchase Price payable at the Closing Time.

8.8	Non-Completion by Seller

8.8.1

If, at the Closing Time, a Seller fails to complete the Sale Transaction, each Buyer will have the right, if not in default under this Agreement, without prejudice to any other rights which it may have, to pay the Purchase Price payable by it to that Seller at the Closing Time by depositing that amount to the credit of that Seller in the main branch of the Corporation’s bank. That deposit will constitute valid and effective payment of the Purchase Price to that Seller despite any action that Seller may have taken to Transfer or grant a lien on the Purchased Shares. If the Purchase Price has been so paid, then from and after the date of deposit, the Sale Transaction with respect to the Purchased Shares will be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Shares will conclusively be deemed to have been transferred to and become vested in that Buyer, and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Shares of the Seller or of any transferee or assignee of the Seller will cease, and the Corporation will register the transfer to the Buyer of the Purchased Shares on the share register maintained for the shares of the Corporation. Each Buyer will also have the right to execute and deliver, on behalf of and in the name of the Seller and any other Party that is a member of the Seller Group, all deeds, transfers, share certificates, resignations and other documents that may be necessary to complete the Sale Transaction, and each Party, to the extent it may be a Seller or a member of the Seller Group, irrevocably appoints any Shareholder who is a Buyer in a Sale Transaction, or the Chief Financial Officer of the Corporation, if the Corporation is a Buyer in a Sale Transaction, its attorney for that purpose. The power of attorney granted by this Section 8.8.1 is a power coupled with an interest and cannot be revoked.

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8.8.2

The irrevocable power of attorney granted in Section 8.8.1 by each Party who is a natural person will not be revoked by the death of that Party, and is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act, 1992 (Ontario) or an enduring power of attorney or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Agreement will not terminate any CPOA granted by that Party previously and the power of attorney granted in Section 8.8.1 will not be terminated by the future execution by that Party of a CPOA.

8.8.3

The Seller will be entitled to receive the amount deposited under Section 8.8.1, together with the releases and indemnities to which it may be entitled under Section 8.4 and Section 8.5, on delivery to the relevant Buyer of the documents referred to in Section 8.3 and in compliance with all other provisions of this Agreement.

8.9	Non-Completion by Buyer

In addition to and without limiting any remedy that may be available to a Seller under this Agreement, at law or in equity, if a Buyer defaults in the performance of its obligation to complete the Sale Transaction, the Seller may, at its option, by notice in writing to the defaulting Buyer, terminate all its obligations relating to the Sale Transaction with that Buyer and, upon the giving of that notice under this Section 8.9, those obligations will be terminated.

8.10	No Joint Liability

If a Sale Transaction involves more than one Buyer, the Buyers in that Sale Transaction are not jointly liable for the payment of the purchase price for the Purchased Shares and Shareholder Debt, if any, purchased, and each Buyer is only liable to pay the purchase price for that portion of the Purchased Shares and Shareholder Debt, if any, that it is purchasing.

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8.11	Consents

The Parties acknowledge that the completion of any Sale Transaction will be subject to the receipt from all relevant Governmental Authorities of all necessary consents and approvals, if any, to the transfer of Shares contemplated by the Sale Transaction.

ARTICLE 9
ARBITRATION

9.1	Arbitration

All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, including with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement, and any dispute relating to conduct claimed to be oppressive or unfairly prejudicial, but excluding any dispute over the Fair Value of Shares (each a “Dispute”), will, be determined by a sole arbitrator (the “Arbitrator”) under the Arbitration Act, 1991 (Ontario)(the “Arbitration Act”). In addition:

9.1.1	section 7(2) of the Arbitration Act will not apply to the arbitration of a Dispute;

9.1.2

the Arbitrator will be ADR Chambers, or if ADR Chambers is unable or unwilling to serve as Arbitrator, then any other individual on whom the parties to the arbitration (the “Arbitration Parties”) can agree. If the Arbitration Parties cannot agree, the Arbitrator will be appointed by a judge of the Superior Court of Justice of Ontario on the application of any Arbitration Party on notice to all the other Arbitration Parties. No individual will be appointed as Arbitrator unless he or she agrees in writing to be bound by the provisions of this Article 9;

9.1.3	the law of the Province of Ontario will apply to the substance of all Disputes;

9.1.4	the arbitration will take place in the City of Toronto unless otherwise agreed in writing by the Arbitration Parties;

9.1.5

the Arbitrator, after giving the Arbitration Parties an opportunity to be heard, will determine the procedures for the arbitration of the Dispute, provided that those procedures will include an opportunity for written submissions and responses to written submissions by or on behalf of all the Arbitration Parties, and may also include an opportunity for exchange of oral argument and any other procedures as the Arbitrator considers appropriate. However, if the Arbitration Parties agree on a code of procedures or on specific matters of procedure, that agreement will be binding on the Arbitrator;

9.1.6	the language to be used in the arbitration will be English;

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9.1.7

the Arbitrator will have the right to determine all questions of law and jurisdiction, including questions as to whether a Dispute is arbitrable, and will have the right to grant legal and equitable relief including injunctive relief and the right to grant permanent and interim injunctive relief, and final and interim damages awards. The Arbitrator will also have the discretion to award costs of the arbitration, including reasonable legal fees and expenses, reasonable experts’ fees and expenses, reasonable witnesses’ fees and expenses, and pre- award and post-award interest, provided that the Arbitrator will not make an award of costs on a distributive basis, and with the exception that if any arbitration relating to the covenants contained in Article 11 ensues, and the Arbitrator determines those covenants have been breached by a Party, then that Party will pay and will also reimburse the Corporation for all of the Corporation’s costs and expenses (including legal fees and disbursements) incurred in connection with the arbitration;

9.1.8

the Parties intend, and will take all reasonable action necessary or desirable to ensure, that there be a speedy resolution to any Dispute, and the Arbitrator will conduct the arbitration of the Dispute with a view to making a determination and order as soon as possible;

9.1.9

the Parties desire that any arbitration should be conducted in strict confidence and that there will be no disclosure to any Person of the existence, or any aspect, of a Dispute except as is necessary for the resolution of the Dispute. Any proceedings before the Arbitrator will be attended only by those Persons whose presence, in the opinion of any Arbitration Party or the Arbitrator, is reasonably necessary for the resolution of the Dispute. All matters relating to, all evidence presented to, all submissions made in the course of, and all documents produced in accordance with, an arbitration under this Article 9, as well as any arbitral award, will be kept confidential and will not be disclosed to any Person without the prior written consent of all the Arbitration Parties, except as required in connection with an application by any of those parties under section 46 or section 50 of the Arbitration Act, by applicable laws, or by an order of an Arbitrator;

9.1.10

the fees of the Arbitrator will be paid equally by the Arbitration Parties, with the exception that if any arbitration relating to the covenants contained in Article 11 ensues, and the Arbitrator determines those covenants have been breached by a Party, then that Party will pay the fees of the Arbitrator; and

9.1.11

Subject to section 44 of the Arbitration Act, all awards and determinations of the Arbitrator will be final and binding on the Arbitration Parties, and there will be no appeal of any such award or determination on any grounds.

9.2	Interim Relief

9.2.1

Prior to the appointment of the Arbitrator, the Arbitration Parties may apply to the courts for interim relief. A request for interim relief by an Arbitration Party to a court will not be considered to be incompatible with Section 9.1 or as a waiver of that provision.

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9.2.2

At the request of any Arbitration Party, the Arbitrator may take any interim measures that the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of those measures.

9.3	Arbitration Must Run its Course

Once a Dispute is submitted to arbitration under this Article 9, none of the Arbitration Parties will, unless the Arbitration Parties otherwise agree, deliver a Buy/Sell Notice, a Put Notice or a Call Notice, as applicable, until after a final and binding determination of the Arbitrator is made with respect to that Dispute.

9.4	Limitations

The law with respect to limitation periods that would apply to a court proceeding also applies to an arbitration, as if the arbitration were an action and a claim made in the arbitration were a cause of action.

ARTICLE 10
TERM

10.1	Term

This Agreement will come into force and effect as of the Effective Date and will continue in force until the earlier of:

10.1.1	the date on which only one Shareholder holds all of the Shares and no other Persons have any rights to acquire shares in the capital of the Corporation;

10.1.2	the date on which the Corporation is dissolved in accordance with the Act, or makes an assignment in bankruptcy, or on which a receiving order is issued with respect to the Corporation;

10.1.3	the date on which this Agreement is terminated by written agreement of all of the Shareholders;

10.1.4	the date on which the Master Joint Venture Agreement is terminated in accordance with its terms; or

10.1.5	the filing of a final prospectus (or equivalent document in a jurisdiction outside of Canada) in respect of a public offering of shares of the Corporation.

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ARTICLE 11
CONFIDENTIALITY

11.1	Confidentiality

11.1.1	Each Party other than the Corporation acknowledges and agrees that:

11.1.1.1	in the course of its association with the Corporation, it has acquired Confidential Information;

11.1.1.2	the Corporation has possession of, title to, and ownership of and all rights to use the Confidential Information; and

11.1.1.3	any disclosure of the Confidential Information to the general public would be highly detrimental to the interests of the Corporation,

and accordingly, each Party other than the Corporation agrees to hold in strict confidence and not disclose or use any Confidential Information for any purpose.

11.1.2

Despite Section 11.1.1, Confidential Information may be disclosed to a prospective buyer of a Shareholder’s securities if that prospective buyer signs a confidentiality or non-disclosure agreement containing provisions equivalent to those in this Section 11.1.

11.1.3

Despite Section 11.1.1, Confidential Information may be disclosed to any Representative, if that Representative is already bound by a duty of confidentiality not to disclose any information provided to it, or signs a confidentiality or non-disclosure agreement containing provisions equivalent to those in this Section 11.1.

Despite Section 11.1.1, Confidential Information may be disclosed as required or permitted by applicable law.

11.2	Survival

The provisions of this Article 11 will survive the termination of this Agreement. For certainty, the obligation to resolve any dispute with respect to the covenants and agreements contained in this Article 11 by arbitration under Article 9 will survive with respect to any Party after it has ceased to be a Shareholder.

11.3	Limitation

The restrictions set forth in this Article 11 shall not extend or apply to normal course investments by a Shareholder in shares which are listed on a recognized stock exchange or traded over the counter market, up to but not exceeding five percent (5%) of the total issued and outstanding shares of all classes of any such company.

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11.4	Covenants Reasonable

Each Party acknowledges and agrees with the other Parties that:

11.4.1	without the covenants and agreements included in this Article 11, the other Parties would not have entered into this Agreement;

11.4.2

the covenants and agreements included in this Article 11 are reasonable in the circumstances and are necessary to protect the economic position of the Corporation, any Subsidiaries and the other Parties; and

11.4.3

the breach of any of the provisions of this Article 11 would cause serious and irreparable harm to the Corporation, any Subsidiaries, and the other Parties which could not adequately be compensated for in damages, and if there is a breach of any of the provisions of this Article 11, each Party consents to an injunction being issued to prevent any further breach of those provisions. This Section 11.4.3 will not be construed as limiting any other remedy to which the Corporation, any Subsidiaries or the other Parties may be entitled if there is a breach of any of the provisions of this Article 11.

11.5	Covenants Independent

The existence of any claim or cause of action of a Shareholder against the Corporation or another Shareholder, whether under this Agreement or otherwise, will not constitute a defence to the enforcement by the Corporation, any Subsidiary or any of the other Shareholders of the provisions of this Article 11 against that Shareholder.

ARTICLE 12
GENERAL

12.1	Time of Essence

Time is of the essence in all respects of this Agreement.

12.2	Notices

Any Communication must be in writing and either:

12.2.1	delivered personally or by courier;

12.2.2	sent by prepaid registered mail; or

12.2.3	transmitted by fax, e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid.

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Any Communication must be sent to the intended recipient at its address as follows:

to ARI or the Corporation at:

8810 Jane Street 2nd Floor
Concord, ON L4K 2M9

Attention:	Benjamin Ferdinand
Tel. No.:	(647) 283-8080
E-mail:	Benjamin.ferdinand@aleafiainc.com

with a copy (which shall not constitute notice to ARI or the Corporation) to:

Gowling WLG (Canada) LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto ON M5X 1G5

Attention:	Jason A. Saltzman, Partner
Tel. No.:	(416) 862-4479
Fax No.:	(416) 862-7661
E-mail:	jason.saltzman@gowlingwlg.com

to SPE Finance LLC at:

210 Shields Court
Markham, ON L3R 8V2

Attention:	Aaron Serruya
Tel. No.:	(905) 479-8762
E-mail:	Aaron.n@serruyaequity.com

with a copy (which shall not constitute notice to Serruya) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON	M5L 1B9

Attention:	Curtis Cusinato
Tel. No.:	(416) 869 5221
E-mail:	ccusinato@stikeman.com

Unanimous Shareholder Agreement	Page 44

or at any other address as any Party may at any time advise the other Parties by Communication given or made in accordance with this Section 12.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is so delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication given or made by prepaid registered mail will be deemed to have been received on the fifth Business Day after which it is so mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be delivered personally or by courier or transmitted by fax, e-mail or functionally equivalent electronic means of transmission. Any Communication transmitted by fax, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it was transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been received on the next Business Day.

12.3	Severability

Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that provision, in whole or in part, will not affect:

12.3.1	the legality, validity or enforceability of the remaining provisions of this Agreement, in whole or in part; or

12.3.2	the legality, validity or enforceability of that provision, in whole or in part, in any other jurisdiction.

12.4	Submission to Jurisdiction

Each of the Parties irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at law or in equity, arising from this Agreement, other than those to be determined by arbitration under Article 9. To the extent permitted by applicable law, but without limiting the scope or effectiveness of Article 9, each of the Parties:

12.4.1

irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that province, or that the subject matter of this Agreement may not be enforced in those courts;

12.4.2

irrevocably agrees not to seek, and waives any right to, judicial review by any court which may be called upon to enforce the judgment of the courts referred to in this Section 12.4, of the substantive merits of any suit, action or proceeding; and

Unanimous Shareholder Agreement	Page 45

12.4.3

to the extent a Party has or in the future may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, that Party irrevocably waives that immunity in respect of its obligations under this Agreement.

12.5	Waiver

No supplement, modification, waiver, discharge or termination of this Agreement is binding unless it is executed in writing by each Party to be bound. No waiver of, failure to exercise, or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

12.6	Amendment

This Agreement may be amended by written agreement of all Shareholders.

12.7	Further Assurances

Each Party will, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement and, without limiting the generality of this provision, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required at any time by all Governmental Authorities having jurisdiction over the affairs of a Party or as may be required at any time under applicable law.

12.8	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the Corporation and the Shareholders. This Agreement enures to the benefit of and is binding upon the Parties and their respective heirs, executors, trustees, administrators, personal or legal representatives, successors and permitted assigns.

12.9	Counterparts

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by fax, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

Unanimous Shareholder Agreement	Page 46

12.10	Electronic Signatures

Delivery of this Agreement, or executed counterparts of it, by fax, e-mail or other functionally equivalent electronic means of transmission constitutes valid and effective delivery, provided that, without limiting the effectiveness of the signed counterparts or copies delivered by electronic means, each Party who is a natural person must, promptly after delivering an executed counterpart or other copy of this Agreement by any electronic means, deliver to the Corporation, to be held by it for the benefit of all Parties, an executed counterpart or copy of this Agreement containing his or her original signature and, if applicable, the original signatures of the witnesses.

12.11	Conflict Between Sections

Except as may otherwise be expressly provided in this Agreement, if the exercise by a Party of its rights under any provision of this Agreement would conflict with the concurrent exercise by another Party of its rights under any provision of this Agreement, the first Party to exercise its rights will prevail.

12.12	Costs and Expenses

Except as otherwise specified in this Agreement, all costs and expenses (including the fees and disbursements of accountants, financial advisors, legal counsel and other professional advisers) incurred in connection with this Agreement including the obligations under this Agreement, the completion of the transactions contemplated by this Agreement and the enforcement of this Agreement, are to be paid by the Party incurring those costs and expenses.

12.13	Unanimous Shareholder Agreement

This Agreement is a unanimous shareholder agreement as defined in the Act.

12.14	No Fractional Shares

No fractional shares will be issued by the Corporation. If a calculation under this Agreement would otherwise result in a fractional Share being acquired by a Shareholder, then the calculation will be rounded down to the next whole number and:

12.14.1	any Shares of a Shareholder that would not, as a result, be sold to another Shareholder will, despite any contrary provision in Section 6.3 or Section 6.8, be sold to the Corporation; and

12.14.2	the number of shares issued under any issuance of shares by the Corporation will be reduced as necessary to reflect the calculation.

Unanimous Shareholder Agreement	Page 47

12.15	Notice of Share Purchase

The Parties waive the notice provisions of section 34 of the Act with respect to the purchase by the Corporation of any Shares under this Agreement.

12.16	Share Certificates

All share certificates representing shares issued by the Corporation will have the following statement noted conspicuously on them:

“There are restrictions on the right to transfer the shares represented by this certificate. In addition, those shares are subject to a unanimous shareholder agreement dated [insert date] between the Corporation and its shareholders, as that agreement may be amended at any time, and may not be pledged, sold or otherwise transferred except in accordance with the provisions of that agreement.”

All certificates representing securities issued by the Corporation which are convertible into or exchangeable for shares or evidencing a right to acquire shares in the capital of the Corporation will contain a statement substantially to the same effect.

12.17	No Contra Proferentem

This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

12.18	Independent Legal Advice

Each of the Parties acknowledges that it has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was not prevented or discouraged by any other Party from seeking, any independent legal advice which it considered necessary before the execution and delivery of this Agreement and that, if it did not avail itself of that opportunity before signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent legal advice will not be used by it as a defence to the enforcement of its obligations under this Agreement.

12.19	Language

The Parties have expressly required that this Agreement, any Communication and all other contracts, documents and notices relating to this Agreement be drafted in the English language. Les parties ont expressément exigé que la présente Convention, la communication et tous les autres contrats, documents et avis qui y sont afférents soient rédigés dans la langue anglaise.

Unanimous Shareholder Agreement	Page 48

Each of the Parties has executed and delivered this Agreement as of the Effective Date.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Unanimous Shareholder Agreement	Page 49

ALEAFIA RETAIL INC.

Per:	“Geoffrey Benic”
Name: Geoffrey Benic
Title: CEO

SPE FINANCE LLC

Per:	“Aaron Serruya”
Name: Aaron Serruya
Title: Authorized Signing Officer

ONE PLANT (RETAIL) CORP.

Per:	“Aaron Serruya”
Name: Aaron Serruya
Title: Authorized Signing Officer

EXHIBIT 1.1.50
TO UNANIMOUS SHAREHOLDER AGREEMENT

PARTICIPATION AGREEMENT

PARTICIPATION AGREEMENT

TO:

All parties who are now or become bound by the USA.

BY:
__________________________________________________

(the “New Shareholder”)

DATED: ___________________________

CONTEXT:

A.

One Plant (Retail) Corp. (the “Corporation”) and its shareholders are parties to a unanimous shareholder agreement originally dated _______________, 2018 (as it may be amended, confirmed, supplemented or restated by written agreement, the “USA”).

B.

Under the terms of the USA, in addition to certain other restrictions on transfers and issuances of securities of the Corporation, there can be no transfer of the Corporation’s securities by any of the Corporation’s shareholders, or any issuance of securities of the Corporation, to the New Shareholder unless the New Shareholder enters into this Participation Agreement (this “Agreement”).

C.	The New Shareholder proposes to acquire from an existing shareholder, or from the Corporation itself, certain securities of the Corporation (the “Shares”).

D.	The New Shareholder wishes to become a party to the USA and to be bound to each of the parties to the USA by all the applicable terms and restrictions provided for in the USA.

IN CONSIDERATION OF the transfer or issuance of the Shares to the New Shareholder being permitted under the USA, the New Shareholder agrees as follows:

1.	Defined Terms

Capitalized terms used but not defined in this Agreement have the meanings given to those terms in the USA.

2.	Agreement to be Bound

2.1	The New Shareholder agrees to be bound by all the applicable terms and restrictions provided for in the USA.

2.2	The New Shareholder’s address for the purposes of the giving of any Communication is as follows:

Exhibit 1.1.50 - Participation Agreement	Page 2

_____________________________________

_____________________________________

_____________________________________

2.3

The provisions of the USA with respect to governing law, submission to jurisdiction, severability, counterparts and electronic signatures, as well as the USA’s provisions with respect to independent legal advice, also apply to this Agreement. The New Shareholder acknowledges it has been provided with a complete copy of the USA before executing this Agreement.

3.	Representations and Warranties

3.1	The New Shareholder makes the representations and warranties in Section 3.1 of the USA in favour of all other Parties, except as set out in Schedule 3 to this Agreement.

4.	Schedule

The Schedule referred to in this Agreement, if required, is attached and forms an integral part of this Agreement.

The New Shareholder has caused this Agreement to be executed as of the date above.

If the New Shareholder is a natural person:

Print name:

If the New Shareholder is a corporation:

Corporation name: _______________________________________

Per:
Print name:
Print title:

SCHEDULE 3
TO PARTICIPATION AGREEMENT